UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One:)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                      to
Commission File Number: 000-19720
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ABAXIS TAX DEFERRAL SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
ABAXIS, INC.
3240 Whipple Road
Union City, California 94587

ABAXIS TAX DEFERRAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To Participants and Administrator of the
Abaxis Tax Deferral Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Abaxis Tax Deferral Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financials statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Burr, Pilger & Mayer LLP
BURR, PILGER & MAYER LLP
San Jose, California
June 23, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
Abaxis Tax Deferral Savings Plan
We have audited the financial statements of the Abaxis Tax Deferral Savings Plan (the Plan) as of December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
June 29, 2007

ABAXIS TAX DEFERRAL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006

ASSETS
Investments, at fair value	$8,790,728	$6,537,575
Participant loans	22,762	22,426

Assets held for investment purposes	8,813,490	6,560,001

Employer contribution receivable	63,451	53,678

Total assets	8,876,941	6,613,679

LIABILITIES
Other	377	—

Net assets available for benefits	$8,876,564	$6,613,679

The accompanying notes are an integral part of these financial statements.

ABAXIS TAX DEFERRAL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2007

Additions:
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$1,454,835
Interest and dividend income	2,481

Total investment income	1,457,316

Contributions:
Participants’	1,041,519
Employer, net of forfeitures $41,426	239,854
Rollovers	20,431

Total contributions	1,301,804

Total additions	2,759,120

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	438,564
Administrative expenses	57,671

Total deductions	496,235

Net increase	2,262,885

Net assets available for benefits at:

Beginning of year	6,613,679

End of year	$8,876,564

The accompanying notes are an integral part of these financial statements.

ABAXIS TAX DEFERRAL SAVINGS PLAN
Notes to Financial Statements
NOTE 1 – THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES
General
The following description of the Abaxis Tax Deferral Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan is a defined contribution plan containing a cash deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan was established on December 1, 1990 by Abaxis, Inc. (the “the Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code (IRC), as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Administration
The Company has contracted with a third-party-administrator to process and maintain the records of participant data and with Charles Schwab Trust Company (CSTC) to act as the trustee and custodian of Plan assets. Substantially all expenses incurred for administering the Plan are paid by the Plan.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts.  No adjustment to contract value was disclosed as fair value approximated contract value as of December 31, 2007 and 2006. The Company has considered the impact of this standard on these financial statements to be immaterial.
Forfeitures
Forfeitures of nonvested Plan Sponsor contributions are used to reinstate any former participant account balance, reduce any matching and or profit sharing contributions or may be used to pay Plan expenses.
Forfeitures of nonvested account balances for the years ended December 31, 2007 and 2006 amounted to approximately $14,000 and $8,000, respectively. Forfeitures used to reduce employer matching contributions during the years ended December 31, 2007 and 2006 amounted to approximately $41,000 and $16,000, respectively.

ABAXIS TAX DEFERRAL SAVINGS PLAN
Notes to Financial Statements
NOTE 1 – THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES, continued
Investments
At December 31, 2007 and 2006, investments of the Plan were held by CSTC, and invested based solely upon instructions received from participants.
The Plan’s investments in mutual funds and the Company’s common stock fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are stated at cost which approximates fair value.
The Plan’s investment contract accounts with MetLife Stable Value Fund are fully-benefit responsive and, therefore, have been reported in the financial statements at contract value. The fair value of the Plan’s investment contract account approximate the contract value at December 31, 2007 and 2006.
The average yield on investment contract accounts for the years ended December 31, 2007 and 2006 were 6.53% and 4.56%, respectively. The average crediting interest rates for the respective years were 4.69% and 4.55%.
Income Taxes
The Plan obtained its latest determination letter dated October 22, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving that determination letter. However, the Plan Administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirement of the Internal Revenue Code.
Risk and Uncertainties
The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, the Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rate, or other factors will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE 2 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by CSTC, the trustee and asset custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
The employer’s discretionary matching contribution is invested in the Company’s common stock or cash as elected by the Board. Participants may contribute to the ABAXIS, Inc. Common Stock Fund (the Stock Fund) and may transfer funds from the Stock Fund to other Plan investment options available by the Plan. Participants are limited to allocate not more than 20% of their vested contributions to the Stock Fund.

ABAXIS TAX DEFERRAL SAVINGS PLAN
Notes to Financial Statements
NOTE 2 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS, continued
Aggregate investment in Company common stock at December 31, 2007 and 2006 is as follows:

	Shares	Fair Value

2007	54,949	$1,970,471
2006	63,493	$1,222,240
NOTE 3 – PARTICIPATION AND BENEFITS
Participant Contributions
Participants may elect to have the Company contribute a portion of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participant who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.
Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provision.
Employer Contributions
The Company may make discretionary matching contributions and discretionary profit sharing contributions as defined by the Plan and as approved by the Board of Directors. In 2007, the Company matched 50% of each eligible participant’s contribution up to a maximum of 5% and 2.5% of the participant’s eligible compensation on a quarterly basis, respectively. No discretionary profit sharing contribution has been made in 2007.
Vesting
Participants are immediately vested with respect to their contributions plus actual earning thereon. Participants are fully vested in Plan Sponsor’s matching and discretionary contributions after four years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and compensation as defined by the Plan.
Payment of Benefits
The Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) upon normal retirement (age 60), termination of service, death or disability. Participants are entitled to the vested portion of their account balance. In-service distributions are also available for participants who have attained age 55 and have completed five years of service or who qualify for financial hardship. Participants will receive their distributions in the form of a lump-sum in cash. Terminated participants with an account balance of less then $1,000 are subject to an automatic administrative distribution.

ABAXIS TAX DEFERRAL SAVINGS PLAN
Notes to Financial Statements
NOTE 3 – PARTICIPATION AND BENEFITS, continued
Loans to Participants
The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at 2% above the prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case it may be longer. The specific terms and conditions of such loans are established by the Company. Outstanding loans at December 31, 2007 carry interest rates ranging from 9.50% to 10.25%.
Amendments
There were no amendments to the Plan during the years ended December 31, 2007 and 2006.
NOTE 4 – INVESTMENTS
The following presents investments at December 31, 2007 and 2006 that represent 5% or more of the Plan’s net assets:

	2007		2006
Investments	Amount	Assets	Amount	Assets

Abaxis, Inc.	$1,970,471	22%	$1,222,240	19%
Artisan Midcap Fund	604,068	7%	414,923	6%
Calvert Income Fund	792,562	9%	580,193	9%
Davis New York Venture Fund	880,615	10%	778,918	12%
Dodge & Cox International Stock Fund	730,331	8%	—	—
Europacific Growth Fund	763,994	9%	535,156	8%
Growth Fund of America	620,252	7%	513,135	8%
Schwab S&P 500 Index Fund	944,342	11%	835,188	13%
Metlife Stable Value Fund	645,855	7%	480,867	7%
Goldman Sachs Mid Cap Value Fund	420,725	5%	366,449	6%
First Eagle Overseas Fund	—	—	547,848	8%
Other funds less than 5% of net assets	440,275	5%	285,084	4%

Total investments	$8,813,490	100%	$6,560,001	100%

ABAXIS TAX DEFERRAL SAVINGS PLAN
Notes to Financial Statements
NOTE 4 – INVESTMENTS, continued
The Plan’s investments including gains and losses on investments bought and sold during the year appreciated in value as follows:

2007

Mutual funds	$455,247
Common stock	972,040
Stable Value fund	27,548

$1,454,835

NOTE 5 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their account.
NOTE 6 – SUBSEQUENT EVENTS
During 2008 the Plan Sponsor elected to change the third party administrator, custodian and trustee of the Plan. The conversion is scheduled to occur during July 2008.

SUPPLEMENTAL SCHEDULE

ABAXIS TAX DEFERRAL SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(PLAN NUMBER 001 EIN 77-0213001)
December 31, 2007

	Description of Investment including maturity
	date, rate of interest, collateral, par on
Identity of issue, borrower, lessor or similar party	maturity value	Fair Value

* Abaxis, Inc.	Common Stock	$1,970,471
* Schwab S&P 500 Index Fund	Mutual Fund	944,342
Davis New York Venture Fund	Mutual Fund	880,615
Calvert Income Fund	Mutual Fund	792,562
Europacific Growth Fund	Mutual Fund	763,994
Dodge & Cox International Stock Fund	Mutual Fund	730,331
Metlife Stable Value Fund	Common Collective Trust	645,855
Growth Fund of America	Mutual Fund	620,252
Artisan Midcap Fund	Mutual Fund	604,068
Goldman Sachs Mid Cap Value Fund	Mutual Fund	420,725
Royce Low Priced Stock Fund	Mutual Fund	208,744
American Beacon Largecap Value Fund	Mutual Fund	199,287
* Participant loans	Interest rates ranging from 9.50% to 10.25%	22,762
* Schwab U.S. Treasury Money Fund	Interest-bearing cash, various rates	8,909
* Cash	Cash	378
* Schwab Government Money Fund	Interest-bearing cash, various rates	195

TOTAL INVESTMENTS:		$8,813,490

*	Party-in-interest

SIGNATURES
THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934, the Abaxis Tax Deferral Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABAXIS TAX DEFERRAL SAVINGS PLAN
Date: June 23, 2008	By:	/s/ Alberto Santa Ines
Alberto Santa Ines
Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

	By:	/s/ Thana Bao
Thana Bao
Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	CONSENT OF BURR, PILGER & MAYER LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exhibit 23.2	CONSENT OF MOHLER, NIXON & WILLIAMS, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM